TO 6/27

AM 6/27/2002

[redacted]

02022795

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 25 2002
W.D.C. 154

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 2205

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05-01-2001 (MM/DD/YY) AND ENDING 04-30-2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H.M. Payson & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Portland Square
(No. and Street)

Portland (City) ME (State) 04112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John C. Downing, Treasurer 207-772-3761
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berry, Dunn, McNeil & Parker
(Name – *if individual, state last, first, middle name*)

100 Middle Street 5th Floor (Address) Portland (City) ME (State) 04101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 02 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John C. Downing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H.M. Payson & Co., as of April 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer
Title

Notary Public

ELLEN F. JAMISON
NOTARY PUBLIC, MAINE
MY COMMISSION EXPIRES NOVEMBER 3, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERRY. DUNN. MCNEIL & PARKER

B D M P

CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

The Stockholders
H.M. Payson & Co. and Subsidiary

In planning and performing our audit of the consolidated financial statements of H.M. Payson & Co. and Subsidiary (the "Company") for the year ended April 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2002 to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Boston Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berry, Dunn, McNeil & Parker

Portland, Maine
May 17, 2002

H.M. PAYSON & CO. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

April 30, 2002 and 2001

With Independent Auditors' Report

BERRY. DUNN. MCNEIL & PARKER

BDMP

CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

SEC MAIL PROCESSING
RECEIVED
JUN 25 2002
WASH. D.C. 154 SECTION

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Stockholders
H.M. Payson & Co. and Subsidiary

We have audited the accompanying consolidated statements of financial condition of H.M. Payson & Co. and Subsidiary as of April 30, 2002 and 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated statements of financial condition referred to above present fairly, in all material respects, the consolidated financial position of H.M. Payson & Co. and Subsidiary at April 30, 2002 and 2001, in conformity with U.S. generally accepted accounting principles.

Berry, Dunn, McNeil & Parker

Portland, Maine
May 17, 2002

H.M. PAYSON & CO. AND SUBSIDIARY

Consolidated Statements of Financial Condition

April 30, 2002 and 2001

ASSETS

	2002	2001
Cash and cash equivalents	$ 885,709	$ 805,115
Cash segregated in Reserve Bank Accounts for the benefit of customers	190,000	195,000
Deposits with clearing organization	88,094	110,672
Deposits with broker for futures contracts	50,999	50,000
Receivable from customers	573,777	588,130
Prepaid expenses and other receivables	98,130	50,988
Boston Stock Exchange membership, at cost	875	875
Securities owned, at market	138,773	288,122
Property and equipment, at cost		
Leasehold improvements	204,750	204,750
Office furniture and equipment	1,829,474	1,702,304
	2,034,224	1,907,054
Less accumulated depreciation	1,606,770	1,503,876
Net property and equipment	427,454	403,178
Other assets	48,768	48,768
	$ 2,502,579	$ 2,540,848

The accompanying notes are an integral part of these consolidated statements of financial condition.

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Liabilities		
Payable to broker-dealers	$ -	$ 60,365
Payable to customers	**113,728**	117,859
Income taxes, including deferred taxes	**148,185**	153,937
Accounts payable and accrued liabilities	**312,221**	351,303
Total liabilities	**574,134**	683,464
Commitments (Notes 5, 6, and 10)		
Stockholders' equity		
Common stock of no par value; authorized 20,000 shares, issued and outstanding 10,000 shares	**255,000**	255,000
Additional paid-in capital	**82,253**	82,253
Retained earnings	**1,591,192**	1,520,131
Total stockholders' equity	**1,928,445**	1,857,384
	$ 2,502,579	$ 2,540,848

Organization and Nature of Business

The Company is a non-depository trust company that provides investment management, trust, custodial, and brokerage services to customers primarily located in northern New England. The Company's customer base consists primarily of individuals, trusts, corporations, pension plans and endowment funds. The Company is subject to regulation by the U.S. Securities and Exchange Commission (SEC) for its investment advisory and brokerage business, the National Association of Securities Dealers, Inc. (NASD) for its brokerage business, the State of Maine Bureau of Banking for its trust and custodial business, and the securities divisions of the various states in which it conducts business. The Company extends credit to customers generally on a fully secured basis.

1. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Hazzard and Hall, Inc., which provides investment services primarily to clients of accounting firms. All material intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk on cash and cash equivalents.

Securities Transactions

Securities transactions and the related commission revenue and expense are recorded on the settlement date, which is generally the third business day following the transaction date. These transactions may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

1. Summary of Significant Accounting Policies (Concluded)

Fee Income

Custodian, trust and advisory fees are recognized as earned.

Depreciation and Amortization

Office furniture and equipment is depreciated by straight-line and accelerated methods over the assets' useful lives. Leasehold improvements are amortized by the straight-line method over the lesser of the lease term or the assets' useful lives.

Securities

Securities owned by the Company are valued at market value. The difference between cost and market value is included in income.

Securities owned by customers and held in a custodial capacity by the Company are not reflected in the financial statements.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

2. Receivable From Customers

Amounts receivable from customers include fees, advances, and amounts due on uncompleted transactions and consist of the following at April 30:

	2002	2001
Secured accounts	**$ 521,849**	$ 557,488
Unsecured accounts	**51,928**	30,642
	$ 573,777	$ 588,130

Securities owned by customers are held as collateral for secured accounts.

3. Deposits With Broker for Futures Contracts

Deposits with broker for futures contracts consist of the following at April 30:

	2002	2001
Cash	$ 10,999	$ 10,000
U.S. Government obligation, at market	40,000	40,000
	$ 50,999	$ 50,000

In the normal course of its business, the Company enters into transactions in financial instruments with off-balance sheet risk to hedge its exposure to unfavorable market fluctuations in client portfolios that would impact its fee income. These financial instruments include futures contracts. The Company is exposed to off-balance sheet market risk associated with the possibility of unfavorable changes in the market value of the underlying financial instruments. Gains and losses from such transactions are reported with the related fee income in the consolidated statement of income.

Income is earned when the S&P 500 Index decreases and expense is incurred when the Index increases. Potential expense would result from increases in the S&P 500 Index through the expiration dates of the contracts. The Company did not own any contracts during 2002 or 2001.

4. Securities Owned

Securities owned are carried at quoted market value and consist of the following at April 30:

	2002	2001
H.M. Payson Balanced Fund	$ 138,773	$ 147,034
Common stock	-	141,088
	$ 138,773	$ 288,122

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At April 30, 2002 and 2001, the Company's net capital, required net capital, and excess net capital were as follows:

	2002	2001
Net capital	**$1,280,255**	$1,274,395
Required net capital	**250,000**	250,000
Excess net capital	**$1,030,255**	$1,024,395

The Company's ratio of aggregate indebtedness to net capital was .34 and .42 to 1 at April 30, 2002 and 2001, respectively.

The Company is also subject to the State of Maine Bureau of Banking capital requirements, which require the maintenance of minimum capital of the greater of $1,400,000 or varying percentages of assets under management. As of April 30, 2002, required capital was $1,400,000. Qualifying capital (Tier 1 as defined in Regulation 27) as of April 30, 2002, was $1,928,445.

6. Leases

The Company leases its office space under noncancelable operating leases that expire in December 2005. Future minimum lease commitments are as follows:

2003	$ 309,000
2004	309,000
2005	309,000
2006	206,000
	$1,133,000

7. Line of Credit

The Company has a $2,000,000 line of credit available at the prime rate. Borrowings under this line, which expires in November 2002, are guaranteed by the principal stockholders.

8. Income Taxes

As of April 30, 2002 and 2001, deferred income tax assets totaled $2,229 and $805, respectively, and deferred tax liabilities totaled $50,141 and $20,094, respectively. Deferred income taxes result from charitable contribution carryforwards, unrealized gains on securities owned and depreciation expense.

9. Cash Segregated in Reserve Bank Accounts for the Benefit of Customers

Cash of $190,000 and $195,000 as of April 30, 2002 and 2001, respectively, has been segregated in a special Reserve Bank Account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

10. Deferred Compensation Agreements

The Company has deferred compensation agreements with certain retired employees. The agreements provide for payments through 2008 subject to client nonsolicitation provisions and annual profit levels. Maximum payments under the agreements for years ending December 31 are:

2002	$ 300,300
2003	232,000
2004	160,000
2005	160,000
2006	160,000
2007	160,000
2008	160,000